August 2010
Pricing Sheet dated August 26, 2010 relating to Preliminary Terms No. 27 dated July 26, 2010 to Registration Statement No. 333-155535 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered PLUS Based on the Value of the S&P 500® Index due August 29, 2012
Buffered Performance Leveraged Upside SecuritiesSM

PRICING TERMS — August 25, 2010
Issuer:	JPMorgan Chase & Co.
Maturity date:	August 29, 2012, subject to adjustment for certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-A-III
Underlying index:	S&P 500® Index
Aggregate principal amount:	$12,949,610
Payment at maturity:	If the final index value is greater than the initial index value, for each $10 principal amount Buffered PLUS,
$10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final index value is equal to the initial index value or less than the initial index value by an amount less than or equal to the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS,
$10

If the final index value is less than the initial index value by an amount greater than the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS,
($10 x index performance factor) + $1.00

This amount will be less than the stated principal amount of $10 per Buffered PLUS. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity.

Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	200%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,055.33, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	August 24, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-A-III
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$12.30 (123% of the stated principal amount) per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see “Commissions and issue price” below)
Pricing date:	August 25, 2010
Original issue date:	August 30, 2010 (3 business days after the pricing date)
CUSIP / ISIN:	46634E155 / US46634E1551
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities Inc. (“JPMSI”)

Commissions and issue price:	Price to Public(1)(2)	Fees and Commissions(2)(3)	Proceeds to Issuer
Per Buffered PLUS
	$10.00	$0.225	$9.775
Total
	$12,949,610	$291,366.23	$12,658,243.77

(1)

The price to the public includes the estimated cost of hedging our obligations under the Buffered PLUS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on PS-14 of the accompanying product supplement no. MS-1-A-III.

(2)

The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Buffered PLUS. Please see “Syndicate Information” on page 5 of the accompanying preliminary terms for further details.

(3)

JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $0.225 per $10 stated principal amount Buffered PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See “Underwriting” beginning on page PS-40 of the accompanying product supplement no. MS-1-A-III.

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PRODUCT SUPPLEMENT NO. MS-1-A-III, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 27 dated July 26, 2010:
http://www.sec.gov/Archives/edgar/data/19617/000089109210003000/e39495fwp.pdf
Product supplement no. MS-1-A-III dated January 29, 2009:
http://www.sec.gov/Archives/edgar/data/19617/000089109209000361/e34259_424b2.pdf
Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are service marks of Morgan Stanley.